Filed by Stronghold Digital Mining, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Stronghold Digital Mining, Inc.
Commission File No.: 001-40931

 Corrected Transcript  21-Aug-2024  Total Pages: 17  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  CORPORATE PARTICIPANTS  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Tracy H. Krumme  Senior Vice President & Head-Investor Relations and Corporate Communications, Bitfarms Ltd. (Canada)  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Gregory Allan Beard  Chairman, President & Chief Executive Officer, Stronghold Digital Mining, Inc.  Jeffrey P. Lucas  Chief Financial Officer, Bitfarms Ltd. (Canada)  ...  OTHER PARTICIPANTS  Mike Colonnese  Analyst, H.C. Wainwright & Co. LLC  Mike Grondahl  Analyst, Northland Capital Markets  Joe Flynn  Analyst, Compass Point Research & Trading LLC  Brett Knoblauch  Analyst, Cantor Fitzgerald & Co.  Martin Toner  Analyst, ATB Capital Markets, Inc.  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Brian H. Dobson  Analyst, Clear Street LLC  ...  MANAGEMENT DISCUSSION SECTION  Operator: Greetings. Welcome to the Bitfarms' acquisition of Stronghold Digital Mining Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] Please note this call is being recorded.  I will now turn the conference over to your host, Tracy Krumme, Senior Vice President, Head of IR and Corporate Communications. You may begin.  ...  Tracy H. Krumme  Senior Vice President & Head-Investor Relations and Corporate Communications, Bitfarms Ltd. (Canada)  Thank you and good morning, everyone. We appreciate you joining us on short notice to review today's announcement that Bitfarms has entered into a definitive agreement to acquire Stronghold Digital Mining. Before we begin, please note that this call is being webcast with an accompanying presentation. Today's press release and our presentation can be accessed at our website, bitfarms.com under the Investor Section.  Turning to Slide 2. During the call, we may make forward-looking statements about expected future results. This forward-looking information is based on certain assumptions and is subject to risks and uncertainties, and as such could differ from actual results. I invite you to refer to today's press release commentary on forward-looking statements or to consult Bitfarms' regulatory filings for a complete list of risks and uncertainties. Please note that all financial references are denominated in US dollars unless otherwise noted.

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Moving to Slide 3. On the call today, we have Bitfarms' CEO, Ben Gagnon; CFO, Jeff Lucas; and Stronghold's Chairman and CEO, Greg Beard. Ben and Greg will start by providing a high-level overview of the strategic rationale describing how the addition of Stronghold positions Bitfarms for sustainable growth while delivering significant environmentally beneficial carbon capture potential. Then Jeff will cover the transaction details. After concluding remarks from Ben, we will then open the call for questions.  Turning to Slide 4. It is now my pleasure to turn the call over to Ben. Ben, please go ahead.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Thank you, Tracy. And good morning, everyone. I'm very pleased to be here today discussing this transformative combination with Stronghold. We've known Greg and his team since 2021. And today's announcement is the culmination of three years of ongoing discussions. I am incredibly proud to announce this acquisition, which builds upon the successful momentum of our transformative fleet upgrade and ensures a multi-year strategic growth path for the company that both companies are incredibly excited about.  Turning to Slide 5. As I've said since my appointment as CEO, I am committed to diversifying the company beyond Bitcoin mining in order to make us better Bitcoin miners and create long-term value for shareholders. I would like to start this call with a summary of how we are executing on that strategy with this transaction.  First, we are vertically integrating into energy generation with the acquisition of two strategically located US power plants. Second, we are dramatically expanding and rebalancing our energy portfolio towards the US with potentially over 300 megawatts of cost-effective power capacity. This could increase our energy portfolio to 950 megawatts by year-end 2025, with significant expansion potential in 2026 and beyond. Third, the two sites both significant energy trading, demand response and other opportunities to give us significantly greater control over our most important cost variable, our price of energy. Fourth, the sites have tremendous flexibility and a unique potential to scale our Bitcoin mining operations and cost effectively integrate HPC and AI into our portfolio. Fifth, we are extending our longstanding environmental leadership with the acquisition and integration of equipment and processes that go beyond just using sustainable energy and proactively detoxify and clean up centuries old pollution, cleaning the earth, the water, and the air. Sixth, this all-stock transaction is highly accretive and preserves our balance sheet for future growth.  Turning to Slide 6. I would like to turn the call over to Greg Beard to give a quick overview of the Stronghold assets and their potential. Greg, the call is yours.  ...  Gregory Allan Beard  Chairman, President & Chief Executive Officer, Stronghold Digital Mining, Inc.  Thanks, Ben. I am grateful to be here alongside the Bitfarms team and we have gotten to know very well. After three years of merger discussions, it was about time we found a way to make it work and we are very excited to be joining forces. Scale and balance sheet strength are critical differentiators in most industries, including our own. When these characteristics are combined with low cost of power and a culture of built-on technological and operational expertise, we believe it is a winning recipe. And this represents what Bitfarms offers. There is not a stock I would rather take. I believe that Stronghold is getting good, fair value for our assets, and I'm highly confident that with Bitfarms financial fortitude demonstrated ability to execute, envision, they will be able to expand Stronghold's sites and unlock their value in a way that we would not have been able to do in the near term as a standalone company. And for me personally, as a Stronghold shareholder, the accretion, growth profile and balance sheet of the combined company are highly compelling and differentiated from industry peers.  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Turning to Slide 7. I want to provide a quick overview of the Stronghold assets and their potential. Our complementary vertically integrated operations include Bitcoin mining, power generation and environmental reclamation across two sites in Pennsylvania. Stronghold owns two merchant power generation and reclamation facilities; Scrubgrass and Panther Creek, which are pictured on the slide. And over 750 acres of land with another 1,100 acres under option. Scrubgrass and Panther Creek, our waste [ph] to (00:15:18) energy facilities that both nameplate net power output capacities of 85 megawatts and 80 megawatts respectively. They were among about a dozen reclamation facilities purpose built in Pennsylvania to deal with mining wastes that dates as far back as the 1800s. For over 200 years, this toxic waste has been damaging the earth poisoning the water supply and often spontaneously combusting and burning uncontrolled. The waste emits CO2, NOx, SOx and other harmful toxins. And our plants process the waste in a controlled manner, significantly reducing emissions, cleaning the land and mitigating acid mine drainage while producing both cost effective electricity and beneficial use ash which can be used in environmental remediation as agricultural fertilizer and to capture CO2.  In addition to producing electricity, our sites have the ability to draw power from the grid at attractive prices. This is expected to effectively double the potential electricity available at these locations to over 300 megawatts in the short-term. Furthermore, Stronghold has numerous studies in process at different stages with local utilities to potentially nearly triple the total capacity available at the two sites to over 950 megawatts over the next few years. This expands Bitfarms robust portfolio of power assets with strategic access to existing power and provides significant potential for further expansion and development.  Turning to Slide 8, I will return the call to Ben.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Thanks, Greg, for your great overview of the strength and potential of the Stronghold assets. Turning to Slide 9, I would like to discuss how this expands and rebalances our portfolio of energy assets.  Upon closing, the expected 307 megawatts available at these two locations will drive a 47% increase in our 2025 year-end megawatts from 648 megawatts to 955 megawatts. Building off the success of our recently announced share in Pennsylvania announcement, the combination of these three sites creates a PJM portfolio of approximately 427 megawatts in 2025, which is nearly the same size as our energy portfolio at the end of 2024. Importantly, these sites rebalance our portfolio back to the US and North America, representing 47% and 65% of our 2025 year-end portfolio respectively. While our LATAM exposure will scale down to just 35%, significantly improving the size, quality and distribution of our energy portfolio.  Turning to Slide 10. We can see here how our energy portfolio can grow over the next few years. With the additional potential expansion capacity of the Stronghold assets beyond 307 megawatts, we now expect to expand beyond 950 megawatts to up to 1.6 gigawatts of power, of which 66% would be located in the US and in the highly-desired PJM region. This creates the potential to grow our energy portfolio an additional 62% beyond 2025.  Turning to Slide 11, I would like to reiterate why we believe PJM and Pennsylvania specifically are top-tier jurisdictions for Bitcoin mining. First, the PJM grid is the largest wholesale electricity market in the US. As a deregulated market, PJM offers significant curtailment and energy trading opportunities, giving us the ability to effectively hedge our energy costs and bring down the total cost of power, ideal for mining Bitcoin. These sites also have the ability to participate in demand response programs in order to earn additional revenue by providing reliability services to the grid. As the grid is rapidly adding renewable capacity and significantly contributing to the  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  decarbonization of the grid, these demand response programs are becoming increasingly more valuable and make these sites both economically and environmentally sustainable.  Pennsylvania is a great business jurisdiction with a notably pro-Bitcoin and pro-energy governor that just a few months ago recognized the importance of these remediation plans by doubling the tax credits available through 2035.  Finally, the proximity of these sites to major metropolitan areas and fiber lines make them ideal for both Bitcoin mining and HPC and AI data centers.  Turning to Slide 12. There exists a tremendous potential for improvement and expansion of [ph] the (00:20:29) Bitcoin mining operations at these two locations that can increase the total hashrate capacity by up to five-fold in 2025, which would effectively double our 2024 year-end target of 21 exahash. This potential upgrade, in addition to the changes in our energy portfolio, is what we have underwritten this acquisition on. The potential upgrade can be broken down in two phases. First, the megawatts available at both sites can be doubled by simply isolating the power plants from the grid, otherwise known as [ph] islanding (00:21:04), to provide power to a Bitcoin data center. Doing so frees up the substation, enables these sites to double down, drawing additional power from the grid in a similar capacity as their sites can generate. This grid connected load can then participate in demand response in other economic programs. Doing so, we can dramatically increase scale by nearly 100%, bringing down our expected average price of power through energy trading and other economic programs and spread our fixed operating expenses over a significantly greater amount of megawatts further bringing down our all-in cost per megawatt hour onsite.  Second, more the miners onsite are still productive at 32 hours per terahash, the fleet is significantly below the efficiency and productivity of the industry and new miner models, refreshing this fleet with new Bitmain, S21 XPs would increase the total hashrate of the current footprint to over 10 exahash. Additionally, if the full 307 megawatts were allocated to new as S21 Pros or S21 XPs, the total exahash on site could increase over five-fold in 2025 to over 20 exahash, more or less equivalent to our year-end target of 21 exahash.  Improving the energy efficiency of this largely outdated fleet would also dramatically reduce site hash cost by over 50% from over $0.03 today to an estimated $0.13 to $0.14 per terahash per day. This is well below where the market is currently operating at and well below the levels of hash price that the market currently responds to, as well as where we expect hash price to go during the widely anticipated [ph] Bitcoinable (00:22:53) market.  Turning to Slide 13. These sites have a unique potential to disrupt the HPC business model with a combined AI and Bitcoin mining data center. It is important to emphasize here at the outset that this is highly innovative and disruptive, as far as we can tell, no one has ever contemplated this kind of strategy in data center configuration. It is actually so novel that there is nothing in the PJM and FERC regulations that can be applied towards this structure. In order for this to be successfully implemented, we will need to get approval from both PJM and FERC. Accordingly, this potential was not underwritten as part of the transaction. However, the potential is so great that we think it's important to outline the vision here and state that we will be seeking the necessary approvals. But these approvals will take time and it is possible that they may never materialize.  A traditional data center utilizes a grid connection and diesel generators to provide a redundant source of power. With this strategy, we will be flipping this model on its head and instead utilize the cost effective and reliable power from the Tier 2 alternative energy plants or its primary and baseload connection. We would then utilize the grid connection to provide redundancy for the HPC and AI Data Center. This configuration has numerous potential benefits. First, diesel redundancy has a very high OpEx and other than providing the reliability for the  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  data center required, it has no value or function. By utilizing the grid connection [ph] and (00:24:42) Bitcoin miners as a load bank, we would be able to monetize this redundancy when the cost of energy is low and significantly enhance site profitability, and in the process provide a more sustainable and environmentally-friendly redundancy over traditional diesel or battery storage. Even more importantly, we could avoid entirely the CapEx associated with building out diesel or battery redundancy, which can easily add up to $3 million a megawatt. Assuming 180 megawatt HPC, AI and Bitcoin data center, that would translate to CapEx savings of up to $240 million, significantly more than the entire cost of the transaction and we could do this twice, once at each location, potentially saving up to $480 million of CapEx on 160 megawatts of HPC infrastructure, nearly three times the value of this transaction. If we are successful in securing the necessary regulatory approvals, this could potentially result in a significant competitive advantage over traditional data centers by materially reducing CapEx, increasing revenues and improving our return on invested capital.  Turning to Slide 14. For years, Bitfarms has led the industry in environmentally responsible Bitcoin mining operations. Since our founding in 2017, approximately 96% of all our Bitcoins mined have been mined with sustainable energy, producing over 25,000 Bitcoins with minimal environmental impact. But as we look towards the future, we believe it is not enough to utilize clean energy. We need to be proactive in solving problems and not only minimizing our impact, but going above and beyond to drive positive change.  Turning to slide 15. In addition to the tremendous economic value of this transaction, as part of this transaction, we are acquiring technologies, infrastructure and a team to drive the positive change and extend our environmental leadership beyond just minimizing our impact to making the world better.  Starting in the Industrial Revolution in the 1800s, [ph] industrial waste (00:27:06) began being dumped into large piles all across the state. Over time, they effectively became toxic mountains. There are literally hundreds of these abandoned waste piles across the State of Pennsylvania that make the land unusable. As these waste pile set untreated, they leak toxic chemicals into the water supply, first contaminating smaller streams that feed into the Allegheny River and then into the Ohio River, which feeds into the Missouri River and eventually ends up in the Gulf of Mexico, polluting a significant amount of the US water supply and negatively impacting tens or hundreds of millions of people. Additionally, these piles will inevitably combust whether that happens from a lightning strike, dry weather or some other factors. And when they do, they burn uncontrollably, emitting a massive amount of pollutants into the atmosphere. There are currently over 40 of these piles actively burning throughout the state today.  The remediation plants we are acquiring utilize specialized technology that remediates toxic waste into two valuable commodities; electricity and beneficial use ash, which is both a valuable fertilizer and carbon capture agent. This equipment and remediation effort is so important to Pennsylvania that is classified as a Tier 2 alternate energy source in the state and it is in the same category as large-scale hydropower. This is a well- recognized environmental issue, and these remediation plants enjoy what may seem rare these days, bi-partisan support due to their proven environmental benefits over multiple decades. The tax credits available to those that remediate these legacy waste sites are proof of this positive impact these plants are having on the local communities and stakeholders.  On the screen are photos that highlight the centuries old environmental problem and the positive externalities that these plants have driven over many years as they clean the earth, the water and the atmosphere. We look forward to continuing to drive these environmental benefits in a way that creates value for shareholders and the local communities.  I'll now move to Slide 16 and turn the call over to Jeff to discuss the financials. Jeff?  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Jeffrey P. Lucas  Chief Financial Officer, Bitfarms Ltd. (Canada)  Thank you, Ben. This is indeed an exciting day for us. Turning to Slide 17. I'll now provide a brief overview of the deal economics. Bitfarms is acquiring 100% of Stronghold in an all-stock transaction for a total equity value of  $125 million, plus an assumption of debt valued at about $50 million. As Ben discussed, Stronghold is bringing a significant value to the table immediately adding 4 exahash and 165 megawatt to our operating capacity upon closing. We believe that this exahash number will grow significantly as we initiate a similar fleet upgrade program to the one that we have been successfully conducting across all of our sites in 2024.  In addition, Stronghold currently has capacity to import 142 megawatts of PJM power and has identified a path to potentially import as much as 790 megawatt PJM power, which will bring our total megawatt under management to over 1.6 gigawatts.  On the operational side, we anticipate annual run-rate cost synergies of approximately $10 million based on our current estimates. The Stronghold team complements Bitfarms existing bench with operational expertise in power generation in a number of other activities that'll be additive to our current capabilities.  Lastly, we expect this transaction to close in the first quarter of 2025, subject to approval by Stronghold's shareholders and other customary closing conditions.  With that, I'll turn to Slide 18 and hand the call back over to Ben to close.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Thanks, Jeff. Turning to Slide 19. To summarize, this transaction is highly accretive, expanding our Bitcoin mining operations at an attractive value and securing robust expansion and growth opportunities for years to come. With this one transaction, we are able to: one, significantly scale up our exposure to the highly-coveted PJM region.  Two, expand and rebalance our energy portfolio towards the US, delivering short-term value and significant long- term potential expansion. Three, leverage our operating expertise to perform a transformative data center upgrade. Four, pursue our vision of disrupting the HPC and AI industry with a combination HPC, AI and Bitcoin data center. Five, acquire new technologies that drive positive environmental change. And we are able to do all of this at an attractive price with compelling transaction economics and an all-stock structure and potential synergies that preserve our balance sheet strength for future growth. I know I speak on behalf of the entire Bitfarms and Stronghold team when I say we are so incredibly excited about this transaction, which would not be possible if it wasn't for the tremendous teams at both Bitfarms and Stronghold that made this possible. And we are both  looking forward to building the Bitfarms of the future.  With that, we'd be happy to take your questions. Operator?  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  QUESTION AND ANSWER SECTION  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Operator: Certainly. At this time, we will be conducting a question-and-answer session. [Operator Instructions] One moment please while we poll for questions. Your first question for today is from Mike Colonnese with H.C. Wainwright.  ...  Mike Colonnese  Analyst, H.C. Wainwright & Co. LLC  Q  Hi. Good morning, guys, and congrats to both the Bitfarms team, the Stronghold teams on the transaction. Really great to see here. First for me, if you could provide more color on the near-term opportunity to expand Stronghold's existing facilities to the north of 300 megawatts next year. Really what needs to be done specifically the CapEx requirements and the expected timelines for the expansions? Really, just on the infrastructure side.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Thanks, Mike. I'm happy to take that question. First, when you look at what's there, they already have about 145 megawatts of data center infrastructure and all of the electrical equipment necessary in terms of the high-voltage transformers and the medium-voltage transformers in order to build out the additional power capacity there. What we need to do is really what Bitfarms already does best is we need to build out additional data center infrastructure for the Bitcoin mining operations. That's something that is our bread and butter. We don't have a specific CapEx figure for that involved, but it'll be quite cost effective we think, because we already have a lot of those longer lead time items and kind of the expensive items with regards to the transformers and high-voltage equipment.  ...  Mike Colonnese  Analyst, H.C. Wainwright & Co. LLC  Q  Got it. Thanks for that, Ben. And Jeff, maybe this one's for you. If you could just unpack that $10 million in run-rate cost synergies that you found with the transaction. Where they're coming from? And really, how we should think about the pro forma cost structure here of the company as it relates to hash costs?  ...  Jeffrey P. Lucas  Chief Financial Officer, Bitfarms Ltd. (Canada)  A  We're glad to do that, Mike. First of all, the $10 million of [ph] synergies (00:35:02), this is a pretty conservative estimate at this point in time and we look forward to working further with the folks at Stronghold that we identified for the cost savings. But of that $10 million at this point and not surprisingly, the largest area of the savings will be the fact that the public company expense here. We expect to save a fair amount here from the legal, registration and certainly even to degree the accounting limits come into play. So, we estimate around $3.5 million to $4 million of the savings will actually be in the – really in the public company/investor relations side here.  The other big opportunity for savings here is actually there's going to be savings on the insurance side as well. That could be, we estimate anywhere from about $1 million to $1.5 million dollars. And then thirdly, of course, there will be some administrative savings as well that we'll be putting in place over time. With regarding savings, both in personnel and the general infrastructure costs associated with the normal processing activities associated with paying bills and things of that sort, as well as some, again, personnel costs and savings that will be achieved as we begin to develop a more effective and consolidated administrative function going forward.

Bitfarms Ltd. (Canada) (BITF.CA)
Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call
Corrected Transcript
21-Aug-2024

Mike Colonnese
Analyst, H.C. Wainwright & Co. LLC

Q

Great. Thank you for taking my questions.

Operator: Your next question is from Mike Grondahl with Northland Securities.

Mike Grondahl
Analyst, Northland Capital Markets

Q

Hey, thanks, guys. Ben, pretty interesting what you talked about with the data center strategy. When would you think you could seek those approvals from PJM and FERC? And how long would you think it takes to get those approvals? And then you can kind of get started on it.

Benjamin Gagnon
Chief Executive Officer & Director, Bitfarms Ltd. (Canada)

A

Thanks, Mike. Well, we can get started on seeking the approvals immediately. But, regulatory agencies do take some time in order to move forward with this. From a – an engineering perspective or a technical perspective, there really is not much of a difference between the structure that we've outlined with the Bitcoin mining data center and the HPC, AI, Bitcoin mining combined data center. The only aspect of that that's different is the ability to provide that redundancy. And while it would still be the same amount of electrons and for the grids perspective, it would still look the same in terms of how much energy is being consumed, whether it's going to the Bitcoin mining portion or the HPC portion of the data center. Really, this is something that, like you said, it is so novel and new, it's never been tried before. And so, we're going to need to pursue approval and classification on this new type of data center structure. I think, probably looking at a year, maybe more in order get that approval in place.

Mike Grondahl
Analyst, Northland Capital Markets

Q

Got it.

Benjamin Gagnon
Chief Executive Officer & Director, Bitfarms Ltd. (Canada)

A

And again, it may not materialize, Mike, we need to be clear about that because it is – we can't promise that because it is such a new and novel concept. But technically and engineering wise, there is really not much of a difference.

Mike Grondahl
Analyst, Northland Capital Markets

Q

Got it. And just to be clear, you can begin to seek that approval prior to the close, is that correct?

Benjamin Gagnon
Chief Executive Officer & Director, Bitfarms Ltd. (Canada)

A

That's correct.

Mike Grondahl
Analyst, Northland Capital Markets

Q

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Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Okay, great. And then, is most of the Stronghold team staying in place kind of post transaction or any initial thoughts there?  ...  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yes. We value the Stronghold team a lot. We are expanding massively in the Pennsylvania area, not just with the Stronghold acquisition, but our recently announced Sharon acquisition. So having an experienced team in the area is going to be crucial for part of this. And we're going to be keeping all of the operational staff and there is going to be a transition period for at least six months for all of the staff to stay onboard.  ...  Mike Grondahl  Analyst, Northland Capital Markets  Got it. Great. Hey, thanks again.  Q  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Thanks, Mike.  A  ...  Operator: Your next question is from Joe Flynn with Compass Point Research.  ...  Joe Flynn  Analyst, Compass Point Research & Trading LLC  Q  Hi, guys. I was hoping if you could provide more color on the first quarter 2025 expected close date. And if you could just walk us through that process, what needs to get done? Does Bitfarms need shareholder approval, if that are all, that'd be helpful?  ...  Jeffrey P. Lucas  Chief Financial Officer, Bitfarms Ltd. (Canada)  A  Sure. So, let me speak to that a little bit here. It does not require Bitfarms shareholder approval. It doesn't meet the threshold for that or even come close for that matter. It will require Stronghold approval, shareholder approval and that will take a little bit of time just the process, the normal process there. I think the second point to keep in mind here is that given that we are issuing shares in this transaction here, we will be filing it's referred to as in the S-4 statements with the SEC. While we envision that process going smoothly, we wanted to just have built an efficient buffer in terms of expectations as to how long that will take. And that's why we are comfortably staging between really January 1st till March 31st, the first quarter of next year to give us a good range to make sure that we can address those elements that are not in our immediate control, including the extent of the SEC's comments and responses to our application process.  ...  Q  Joe Flynn  Analyst, Compass Point Research & Trading LLC  Great. And then, Ben or Greg, could you maybe talk to the strategy in regard to generating RECs, waste coal  credits that was recently increased? And then ultimately, if you guys are still going to be pursuing a longer-term carbon capture opportunity? Thanks.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Greg, do you want to speak to the RECs? And then I'll speak to the carbon capture.  ...  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Gregory Allan Beard  Chairman, President & Chief Executive Officer, Stronghold Digital Mining, Inc.  Yeah, sure. I think, obviously a big part of the strategy is to run both of the plants, which is going to allow the  A  combined company to take advantage of the increased pricing for RECs and for the increase in the waste coal tax credits. So, it's – I think it's even more valuable because it does [ph] come through (00:41:26) even more valuable in the plants we are running and it will dramatically lower the overall cost of power. So, it's a – the plan from our perspective at Stronghold is to run the plants as much as it can to get the cost of power as low as possible.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Thanks, Greg. And on the carbon capture, Joe. There is already pilot programs going on there with the carbon capture projects. These sites have shown – sorry, these pilots have shown very, very strong potential in the studies that have already been done, and they're incredibly cost effective. So, when we look at what we can do here from the environmental perspective, there is a big opportunity here to continue those and to scale those up further to the point where these can become one of the largest carbon capture projects on the planet and they can provide an additional revenue stream that would bring in effectively be all in cost of power at those sites.  ...  Joe Flynn  Analyst, Compass Point Research & Trading LLC  Q  Again, just one more. So from what it sounds like, you're ultimately now going to be running the plant as much as possible, using the existing data centers. But you're also going to have the opportunity to put up new infrastructure to use the grid connection. Is that the right way to think about it, I guess in the – over the next two years or so?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Yeah, that's the big opportunity here beyond the ability to scale up the grid connection. The big immediate  A  opportunity is to double down on the infrastructure. So, given the roughly 80-megawatt footprint at both sites, we can turn that into 160 megawatts in very, very short order and with minimal CapEx. And that provides significant opportunities for cost savings and great synergies when we're building out these plants.  ...  Joe Flynn  Analyst, Compass Point Research & Trading LLC  Great. Thanks.  Q  ...  Operator: Your next question for today is from Brett Knoblauch with Cantor Fitzgerald.  ...  Brett Knoblauch  Analyst, Cantor Fitzgerald & Co.  Q  Hi, guys. Thanks for taking my question and congrats on the transaction. [indiscernible] (00:43:43), I guess as we look at the potential capacity beyond 2025, I guess, where do you come up with call it, the 955 megawatts number? Is that what you think you can pull from the grid or could you just help kind of break that down of where that number came from?  ...

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Yeah, happy to Brett. So, the Stronghold team has been working with PJM to do a lot of grid connection and interconnection studies at these two sites. And so that number comes from the studies that are already in the  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  A  queue and it's based on the conversations and the work that they've already been doing on with PJM for many, many months here in order to understand what the total capacity is out of the transmission lines in the areas and the local high-voltage electric – high-voltage electrical infrastructure in the area. And that number is backed up with those applications. And the other thing to put there is that, these studies were mostly put in before the massive deluge of applications for HPC and AI in PJM. And so, they do have priority in the queue over anything that is going in right now, whether it'd be from a hyperscaler or somebody else.  ...  Brett Knoblauch  Analyst, Cantor Fitzgerald & Co.  Q  Perfect. Thank you. That's helpful. And then, on a timing [ph] standpoint (00:45:08), I believe you're going to be breaking ground at your Sharon site in the first quarter of next year as well. I guess, what would your priority be in terms of getting that site to 120 megs of capacity versus doubling capacity at the existing Stronghold sites?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yeah, it's a great question. Well, first, we're going to be – we're working on building out the immediate capacity, out the Sharon site. And the second phase of the Sharon site is a substation build. So, that's something that has a pretty predictable construction schedule and it doesn't necessary conflict with building out the data center side of the Stronghold acquisition at the two different sites at Panther Creek and Scrubgrass. In terms of timeline to energization, it will be faster for us to build out the data center infrastructure at Scrubgrass and Panther Creek and get that energized, and so that will be a priority. But that doesn't mean that it's going to slow down or delay the Sharon infrastructure.  ...  Brett Knoblauch  Analyst, Cantor Fitzgerald & Co.  Perfect. Thank you, guys. I appreciate it. Congrats again.  Q  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Thank you.  A  ...  Operator: Your next question is from Martin Toner with ATB Capital Markets.  ...  Martin Toner  Analyst, ATB Capital Markets, Inc.  Q  Good morning. Congratulations and thanks for taking my questions. First question is on the current hash cost that you gave for Stronghold. Can you kind of break that down for us a little bit? I mean, how much of the cost is coming from the – their production – their production at their facility, how much is pulled from the grid and at what roughly energy costs? And then, like what's the uptime for facilities like these? Just wondering.  ...

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  A  Sure, I'll get into that. I mean, for the hash costs, we assumed a average price of power of about $0.04, which is based on the extracted price of power at Stronghold drawing down – sorry, at Scrubgrass drawing down from the grid as well as Panther Creek remaining in operation. The two different sites have slightly different costs to produce power. Panther Creek is a little bit more cost effective than Scrubgrass and it has a little bit of a higher uptime. But these sites are highly reliable because they can provide that baseload power. And if you look to the Q2 call that Stronghold just did a few weeks ago, you can see that they detailed lot of information in terms of the recent capacity auction that Panther Creek just had. And so, there is going to be an expected about $10 a megawatt hour cost reduction in OpEx – sorry, in cost of producing that power in Panther Creek based on that recent capacity auction that took place over the last couple of weeks. So, we expect [ph] that's the (00:48:20) cost of power is going to be lower than our current average and help us bring down our average price of power and that's because we're going to have one that cost effective power from Panther Creek, as well as the energy trading opportunities that are available at the Scrubgrass location.  ...  Martin Toner  Analyst, ATB Capital Markets, Inc.  Q  Fantastic, and just wondering, so the uptime for these facilities is high enough that it can be considered baseload power?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yes, for the Panther Creek, it's an incredibly reliable facility and, yeah, it can be considered baseload power. And that's why it qualifies for this capacity auction. For Stronghold – for the Scrubgrass site, what we've done is in order to qualify for the economic demand response programs, we've actually had to pull the site off the grid temporarily in order to qualify for these programs. So, that site no longer qualifies as a baseload plant.  ...  Martin Toner  Analyst, ATB Capital Markets, Inc.  Q  Fantastic. Who will these plants be regulated by?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  These plants are regulated by both PJM and FERC.  ...  Martin Toner  Analyst, ATB Capital Markets, Inc.  Q  So, managing that sounds like a unique skillset like does Stronghold have that? Like, you need to – do you foresee adding people in order to bulk up and successfully execute on some of these plants?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yeah. Stronghold team is going to remain on board. They've been operating these sites for years and these plants have been in operation since the early 1990s. The good thing about these plants from a regulatory perspective is, is how well recognized they are for the environmental benefits that they bring. And so there is a lot

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  of attention and care, I think, from the Pennsylvania state legislator, from the Pennsylvania governor in order to make sure that these plants remain in operation because of the tremendous benefit that they bring.  ...  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Martin Toner  Analyst, ATB Capital Markets, Inc.  Q  Fantastic. What kind of safety history do these sites have? And what kind of safety history do sites like them have? Just one – Just trying to start to think around some of the risks that might be inherent in these kind of facilities, much different than your existing?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yeah, I will start off with just saying that health and safety is something that we take very seriously at Bitfarms. We've got a department here that's focused on building our health and safety at all of our plants and all of our data centers. And it is something that we're going to continue here at the Stronghold sites as well. And now, maybe I'll hand off the call to Greg so he can speak a little bit more specifically on those details.  ...  Gregory Allan Beard  Chairman, President & Chief Executive Officer, Stronghold Digital Mining, Inc.  A  Yeah. So, these plants are – is recreations for our industrial sites. So, you have to be very careful when you're moving a lot of material around and particularly given the high voltage power lines that are nearby. So, we have a very good safety record. And I think it's a result of having the sort of policies, procedures and training that you would expect for any industrial scale power facility. So, it's – And then, the same goes for the – we have a lot of contractors that also work in and around the plants and they have the same standards. So, I think, the safety record is a – it's public information. You can look at the safety record for any plant and we're proud of the record that we have at Stronghold.  ...  Martin Toner  Analyst, ATB Capital Markets, Inc.  Q  Thank you very much. That's it for me.  ...  Operator: Your next question for today is from Kevin Dede with H.C. Wainwright.  ...  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Q  Good morning, Ben, Jeff, Greg. Thanks for having me on. The deal finding. And I'm wondering if there is an associated breakup fee.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  There is breakup fees with customary [ph] amount (00:52:54). And everything is going to be filed shortly. You got to – so, you can have the full details in there.  ...  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Q  Okay. The – When do you think you'll have your C-suite labeled? I think you mentioned.  ...

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  I'm not sure [indiscernible] (00:53:15) question you're saying about the integration of the executives on both teams.  ...  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Q  Yeah, and I think you alluded to six months. I was wondering if you could be more definitive.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  We're working through the process here with regards to integration plans for both companies. But what I will say again is that the Stronghold team is highly valued and everybody is going to stay on for a minimum of six months. So, we don't have anything definitive there with regards to people's positions in a combined company yet. But we'll be providing details on that as we get closer to the close.  ...  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Q  What's your perspective on handling the hosting customers that Stronghold has?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  So, there is two customers there for hosting. We haven't spoken with either of those customers yet, but it would be our intention to scale up the plant to be completely self-owned mining.  ...  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Q  And last one for me. Have you given an increasing weight in North American – pardon me, US operations with the full exercise of 955 megawatts, would you consider redomiciling Bitfarms?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  We're so focused on the strength of this transaction and the value of this transaction. We want to bring it to a close and realize that value as soon as possible. Obviously, we're always looking at ways to bring greater value for shareholders. And domiciling is something that we'll look at. But as part of this transaction, we're really focused on bringing this to a close as quickly as possible in order to realize that value as fast as possible.  ...  Kevin Dede  Analyst, H.C. Wainwright & Co. LLC  Q  Thanks, Ben. Appreciate it.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Thank you, Kevin.  ...

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Operator: Your next question is from Brian Dobson with Clear Street.  ...  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Brian H. Dobson  Analyst, Clear Street LLC  Morning. Thanks very much for taking my questions and congratulations on the acquisition. So, the waste mitigation opportunity is pretty impressive. I assume that there are more sites across the country in need of  Q  mitigation. Is this a business line that you would seek to expand? And if so, do you think you can kind of quantify what type of opportunity there might be in this segment?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yeah, great question, Brian. We do see tremendous economic opportunity here. Pennsylvania is really the heart of this problem because they were such an industrial powerhouse in the early 1800s. There is about 12 of these sites that were built up across the state. And there is hundreds of these industrial waste piles that need to be dealt with and have been sitting there for about 200 years, and in some cases. The uniqueness of this transaction though is what's already in place at Stronghold with the combination of the power plants, the data centers and the approvals, so that this site is really, really unique. For us to go and take this to another similar sized or similar type facility, there is a lot more that we'd have to do in order to build that out. And so, potentially, there are really good opportunities there. But really why we're so excited about Stronghold is because a lot of this is already in place and we have so much expansion capacity beyond what's already there.  The other sites also would not have the input applications for expanding the transmission and the grid connection and that's a huge part of the potential value here.  ...  Brian H. Dobson  Analyst, Clear Street LLC  Q  Yeah. Great. Thanks very much. Can you also perhaps elaborate a little further on plans to refresh the current Stronghold fleet to a higher efficiency and how you view the current environment in terms of rate pricing and ROI metrics?  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  A  Yeah. So, what we've done is we've outlined what the different opportunities for kind of like the top three Bitcoin mining models that are out there from Bitmain, the T21, which we're facilitating most of our fleet upgrades with this year, as well as the S21 Pros and the S21 XPs. Really, any of those three models is going to deliver what we think is going to be an incredibly cost-effective upgrade.  And when we look to what we think hash price is going to be doing over the next 12, 15, maybe 18 months, the ability to implement that refresh now while prices are still low, presents a really compelling opportunity to drive incredible return on invested capital and create massive mining margins in what is largely expected to be the Bitcoin bull market.  The opportunity here, I think, really is not fully fleshed out here. We haven't committed to a purchase agreement with Bitmain yet in terms of which miners we're going to buy. But as of right now, the prices are still highly competitive and if we're still going to be able to, I think, buy those miners and deploy them largely in advance of any sort of Bitcoin bull run.  ...

 Bitfarms Ltd. (Canada) (BITF.CA)  Acquisition of Stronghold Digital Mining by Bitfarms Ltd. Call  Corrected Transcript  21-Aug-2024  Brian H. Dobson  Analyst, Clear Street LLC  Excellent. Thanks very much.  10  Copyright © 2001-2024 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com  Q  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Thanks, Brian.  A  ...  Operator: We have reached the end of the question-and-answer session, and I will now turn the call over to Ben for closing remarks.  ...  Benjamin Gagnon  Chief Executive Officer & Director, Bitfarms Ltd. (Canada)  Great. I'd like to thank everyone for attending our call and for the continued support from our shareholders. It's really been an exciting few months since I stepped into the CEO role and I couldn't be more excited about the potential of this transformative acquisition for the future of Bitfarms. I look forward to welcoming Stronghold employees to our team and working together to establish a globally-integrated Bitcoin mining and HPC and AI leader. Thank you.  ...  Operator: This concludes today's conference and you may disconnect your lines at this time. Thank you for your participation.  Disclaimer  The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is  not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this i nformation do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.  THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR RE VENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.  The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2024 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Bitfarms Ltd. (“Bitfarms”) and  Stronghold Digital Mining, Inc. (“Stronghold”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the risk that the Merger may not be completed on the anticipated terms in a timely manner or at all, which may adversely affect Stronghold’s business and the price of its Class A common stock, par value $0.0001 per share; the failure to satisfy any of the conditions to the consummation of the acquisition of Stronghold by Bitfarms (the “Merger”), including obtaining required stockholder and regulatory approvals; potential litigation relating to the Merger that could be instituted against Stronghold, Bitfarms or their respective directors or officers, including the effects of any outcomes related thereto; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger agreement, including in circumstances requiring Stronghold to pay a termination fee; the effect of the announcement or pendency of the Merger on Stronghold’s business relationships, operating results and business generally; the risk that the Merger disrupts Stronghold’s current plans and operations; Stronghold’s ability to retain and hire key personnel and maintain relationships with key business partners and customers, and others with whom it does business, in light of the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; risks related to diverting management’s attention from Stronghold’s ongoing business operations; certain restrictions during the pendency of the Merger that may impact Stronghold’s ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; those risks described in Section 4.19 of Bitfarms’ Annual Information Form for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2024 as Exhibit 99.1 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the year ended December 31, 2023, filed with the SEC on March 7, 2024 as Exhibit 99.3 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the three and six months ended June 30, 2024, filed with the SEC on August 8, 2024 as Exhibit 99.2 to Bitfarms’ Current Report on Form 6-K, and subsequent reports on Form 6-K; those risks described in Item 1A of Stronghold’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form F-4 and accompanying prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Bitfarms nor Stronghold assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Bitfarms’ or Stronghold’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders.  This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC.  Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov.  Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold's shareholders in respect of the proposed merger.  Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC.  Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024.  This communication may be deemed to be solicitation material in respect of the proposed merger.  Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available.  These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.